ELITE AMATEUR FIGHT LEAGUE

March Madness Type MMA Tournament, Televised Sports League, Sports Media Co


ELITE AMATEUR
FIGHT LEAGUE
975% REVENUE GROWTH
DEVELOPED SPORTS LEAGUE
READY TO SCALE
The Elite Amateur Fight League has multiple revenue streams and between 2018 to 2019 enjoyed 975% growth in revenue.

Highlights

1. Opportunity to became an owner in the sports industry.
2. Filling a gap in the multi-billion dollar MMA industry following examples set by the NCAA to develop a profitable national amateur platform.
3. The Sport of MMA is only 25 years old and its natural evolution requires a national amateur organization.
4. We are not an idea, a beta, and we are not looking for development money. We are positioned to scale
5. Promoted over 150 amateur fighters, some have gone on to professional careers competing for the UFC, Bellator, Combate Americas, and LFA.
6. "The Future Fight Here"

Our Team



Jesse Nunez

Passionate creator who bootstrapped the country's 1st national amateur MMA organization and established relationships with the biggest and most successful MMA gyms in the United States.

As a fan of MMA & a producer by trade, I identified a hole in a multi-billion dollar industry. MMA, the fastest growing sport in the world, was the only American sport without a national level of amateur competition. With my background and passion, I knew I could create a platform for fighters to gain the same type of exposure as an NCAA athlete.



Frankie Saenz



Current UFC Fighter, NCAA wrestler, two time champion as a professional MMA fighter. Frankie has been part of the play by play team with the Elite Amateur Fight League since season one and has agreed to take on an active roll in fighter relations.



Ryan Quinn

Former professional Bellator fighter, Ryan the 2019 Florida coach of the year, coaches at the place that built him into a pro fighter, American Top Team. "I believe in the EAFL and am excited to be on the management team taking it to the next level



Jim Grieshaber

Experienced Executive Producer, Play-By-Play Announcer, Interviewer, MC and Entrepreneur. His work has been featured on UFC's Embedded Series and in top 15 local markets across the country on TV, terrestrial and satellite radio and on the web.



Mike Cimmarusti

Mike, a lifelong martial artist (brazilian jiu jitsu black belt) has spent the last 6 years commissioning, inspecting, judging, and reffing amateur MMA. His unique experience, insight, & enthusiasm for the sport will be a huge asset to the EAFL.



Rob Tovar

Co-Founder of 'The Hangar' film stage, and serves as Director of Operations at 2112 incubator, Rob's past projects have included: Location's stage manager for both Film and TV. As well as Production show runs for various artist's and bands.



Scott Sinclair

Experienced telecommunications visionary and entrepreneur who is passionate about building companies around a culture that values and delivers, exceptional customer service experiences.

The multi-billion dollar MMA industry's National Amateur Platform "The Future Fights Here"

Imagine the NFL or the NBA if there was no NCAA! Surprisingly that was the state of the fastest growing sport in the United States, Mixed Martial Arts. A billion-dollar business without a national amateur platform. With your help, we can evolve and create a NCAA atmosphere and business around amateur MMA.



Timing:

- The Sport of MMA is only 25 years old and its natural evolution requires a national amateur organization. Today the Elite Amateur Fight League is the only national amateur platform in the country. With teams for coast to coast and broadcast TV opportunities we are positioned to become the premier amateur MMA organization in the United States.

- Baseball, football, basketball , and hockey are fully developed sports with limited ownership opportunities reserved for the ultra rich and connected. The Elite Amateur Fight League is a rare opportunity to become an owner in the sports industry.

The Elite Difference:

We feature the best amateur fighters from across the country in a head to head, team vs team, state vs state, televised national amateur tournament.

The Elite Amateur Fight League's team vs team format is designed to capture both hardcore MMA fans, as well as the casual sports fan. A casual sports fan simply is a fan of the home team. Casual fans are linked via geographical ties or peer relations. They still buy the merchandise, buy tickets, and watch events. MMA's current landscape does not capture this type of fan. We believe our format is the missing piece to reaching 80% more of the sports fan demographic.



What we've done so far

After a year of R&D and producing a concept season in 2015 we proved the platform,

Season 1 was televised and included fighters from 4 states, where Dan Henderson's Team Quest coached by UFC Fighter Sam Alvey, took the 1st national title in Southbend Indiana.



In our second season, we added Northern California with fighters from Team Alpha Male and crowned New Mexico featuring fighters from the world-famous Jackson Wink Academy, as Season 2 national champs in San Diego.





And Finally in Season 3, we added the east coast with Virginia & and fighters from American Top Team from Florida to the league, stretching our reach from coast to coast. In June of 2019, we crowned team Arizona lead by head coach Santino Defranco (FightReady MMA) as champions against team Illinois in Chicago.

Upward Trend: 975% Revenue Growth



Industry Traction:

Over the last 5 years, we've invested our own time and money to build this platform and now that we have teams from coast to coast, with the most talented fighters, from the industry's biggest gyms, it's time to hit the accelerator.

How we make money:

We have a media product with multiple revenue streams. We make money from B2B
sponsorship sales, Live event ticket sales, and digital content placement.

The vision

A fan owned sports league would change the face of sports ownership. A national

A fan owned sports league would change the face of sports ownership. A national amateur organization with a 32 team broadcast level, national MMA tournament, featuring the best amateur fighters from across the country, will give elite level fighters the platform they deserve and provide fans the ability to watch the future of the sport.



What's next

Our plan is to raise $500,000 to fund the growth of the league by giving our fans an opportunity to become equity owners in the next big sports league. We think this opportunity is similar to investing in the UFC 20+ years ago. And, when we're successful, the owners (fans) will all share in the reward.


GROWTH PLAN
2015 – LAUNCH
CREATE CONCEPT SEASON
2016 – 4 TEAMS
AIRED TOURNEMNT ON NBC SPORTS REGIONAL NETWORK
2017 – ADDED TOP TALENT
ALPHA MALE & JACKSON WINK FIGHTERS JOIN THE LEAGUE
2019 – 8 TEAMS
LEAGUE REACH STRETCHED FROM COAST TO COAST
2020 – 12 TEAMS
OFFER EQUTIY OWNERSHIP TO FANS
2022 – 16 TEAMS
2024 – 24 TEAMS
2026 – 32 TEAMS

We want to find 1 million MMA fans, hell, sports fans to become part owners of this League.

We see MMA fans as having immeasurable power through their passion for this sport! Being an MMA fan is what motivated me to build the EAFL, I believe in the power of fans and a fan-owned company, with your support we can build the future of MMA.

Not only will we give amateur MMA fighters the exposure and platform they deserve, but we will also give MMA fans an opportunity to own a piece of the league. Instead of being owned by elite businessmen, we want the EAFL to be owned by sports fans.

The business of sports is funded by us the fans, by offering equity ownership to our fans, fans who chose to become owners can now share in the reward.

How much to invest?

Please only invest what you can afford. Whether you invest a large sum of money or as little as $100, you will be a part owner of a sports league in the fastest growing sport in the world.

Come get in the cage with us... Answer the bell! Be part of the future—The Elite Amateur Fight League.

"The Future Fights Here."

Downloads

Wefunder Deck.pdf